John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

March 23, 2018

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Management Investment Trust (the “Trust”) (File Nos. 033-85242 and 811-08822)

Dear Ms. O’Neal-Johnson:

On January 16, 2018, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 40 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 41 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”) in order to reflect changes to the principal investment strategies of the Capital Management Mid-Cap Fund (the “Mid-Cap Fund”). These changes are expected to go into effect upon the proposed reorganization of the Wellington Shields All-Cap Fund, a current series of the Trust, into the Mid-Cap Fund, after which the combined Fund will be named the Wellington Shields All-Cap Fund (the “All-Cap Fund”).

You recently provided comments to my colleague relating to the Amendment. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. On March 30, 2018, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the prospectus and statement of additional information of the All-Cap Fund and the Wellington Shields Small-Cap Fund (the “Small-Cap Fund” and, together with the All-Cap Fund, the “Funds”) in response to your comments on the Amendment as described in this letter, making other minor and conforming changes, and updating the financial information for the Funds.

Prospectus

Summary Section

1.	Comment: Revise the heading on the first page of each summary section to indicate which Fund is being summarized.

Response: The Trust has revised the disclosure to address your comment.

Summary Section / Fees and Expenses of the Fund

2.	Comment: Please provide to the Staff an updated fee table, expense example and performance disclosure for each Fund in the correspondence filing, approximately one week prior to filing the B-Filing.

Response: The updated fee table, expense example and performance disclosure is provided as Exhibit A to this letter.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

3.	Comment: Please confirm that the Funds’ operating expenses shown in the fee table include interest and dividend expense relative to any short sales.

Response: The Trust confirms that the fee tables include interest and dividend expense relative to any short sales.

4.	Comment: It is the Staff’s position that fee waivers under an expense limitation arrangement may only be recouped for three years from the date of the waiver, not for three fiscal years. Please revise the registration statement accordingly.

Response: The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse each Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Funds attempt to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, each Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the Adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Principal Investment Strategies of the Fund

5.	Comment: Please confirm in the correspondence filing that, with respect to convertible securities held by a Fund, only those that are in the money will be included in the calculation to determine compliance with the Fund’s 80% investment policy.

Response: The Trust respectfully disagrees with this comment. The Trust will count any positions its series hold toward meeting the 80% investment policy where such positions have value and where such position is an equity security (and in the case of the Small-Cap Fund, the security must also be a small-cap security).

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Principal Risks of Investing in the Fund

6.	Comment: Please consider adding preferred stock risk and convertible security risk to the disclosures contained in the prospectus filed in the Amendment.

Response: The Trust has revised the disclosure to include disclosure regarding the risks identified in the comment.

7.	Comment: If the Small-Cap Fund intends to use any derivative instruments other than put and call options as a principal investment strategy, please revise the disclosures to reflect the use of those additional investments. Please also revise the disclosure to include put option and call option risk as principal risks in addition to “Derivative Instruments Risk”.

Response: The disclosure has been revised to reflect that the All-Cap Fund also intends to use put and call options as a principal investment strategy, but neither Fund currently intends to use any other derivative instruments as a principal investment strategy. The disclosure of the principal investment risks of both Funds has been revised to include put option and call option risk.

Performance

8.	Comment: Confirm that the Russell Mid-Cap Value Index is the appropriate benchmark index for the All-Cap Fund and, if a different benchmark index is to be used, consider whether the performance of the both indexes should be disclosed for one year in accordance with Instruction 7 to Item 27(b)(7) on Form N-1A regarding the presentation of benchmark indexes.

Response: The Trust has determined that the Russell 1000 Index is the appropriate benchmark index for the All-Cap Fund and the performance of both the Russell Mid-Cap Value Index and the Russell 1000 Index will be disclosed for one year in accordance with Instruction 7 to Item 27(b)(7) on Form N-1A regarding the presentation of benchmark indexes.

Statement of Additional Information

9.	Comment: If the Funds post the Trust’s policies and procedures governing the disclosure of portfolio holdings on their website, please revise the section “Disclosure of Portfolio Holdings” to reflect such disclosure.

Response: The Funds do not maintain a website.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Exhibit A

Wellington Shields All-Cap Fund

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the All-Cap Fund.

Shareholder Fees (fees paid directly from your investment)

Institutional shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Redemption Fee (as a percentage of the amount redeemed, if applicable)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional shares
Management Fees	1.00%
Distribution (12b-1) Fees	0.00%
Other Expenses[1]	0.60%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses[1,2]	1.61%
Fee Waiver and/or Expense Reimbursement[2]	(0.10)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement[2]	1.51%

[1]	The ratios reported for Other Expenses and Total Annual Fund Operating Expenses represent the anticipated effect of combined operations as a result of the reorganization of the former Wellington Shields All-Cap Fund into the Capital Management Mid-Cap Fund (now named the Wellington Shields All-Cap Fund) which occurred on March 30, 2018 and will therefore not correlate to the financial highlights.

[2]	Capital Management Associates, Inc. (the “Advisor”) has entered into a contractual agreement with the All-Cap Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the All-Cap Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.50%. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The contractual agreement cannot be terminated prior to April 1, 2019 without the approval of the Board of Trustees of Capital Management Investment Trust (the “Trust”).

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Expense Example. This Example is intended to help you compare the cost of investing in the All-Cap Fund with the cost of investing in other mutual funds. This expense example assumes that you invest $10,000 in the All-Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The expense example also assumes that your investment has a 5% return each year and the All-Cap Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 1, 2019. Although your actual costs may be higher or lower, based on the assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$154	$498	$867	$1,903

Performance. The bar chart and table shown below provide some indication of the risks of investing in the All-Cap Fund by showing changes in the performance of the All-Cap Fund’s Institutional Shares from year to year and by showing how the All-Cap Fund’s average annual returns for 1, 5 and 10 years compare with those of a broad-based securities market index. On March 30, 2018, the former Wellington Shields All-Cap Fund was reorganized into the Capital Management Mid-Cap Fund, which then changed its name to the Wellington Shields All-Cap Fund (the “Reorganization”). The performance provided below is that of the Capital Management Mid-Cap Fund. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the All-Cap Fund will perform in the future.

Annual Total Returns

Quarterly Returns During This Time Period

Highest	15.15% (quarter ended June 30, 2009)
Lowest	(25.85)% (quarter ended December 31, 2008)
Year to Date	18.44% (quarter ended December 31, 2017)

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Average Annual Total Returns (For the Period Ended December 31, 2017)	1 Year	5 Years	10 Years
Wellington Shields All-Cap Fund – Institutional Shares
Before taxes	18.44%	14.08%	6.98%
After taxes on distributions	15.67%	12.35%	6.13%
After taxes on distributions and sale of shares	13.75%	11.48%	5.72%
Russell 1000 Index (reflects no deduction for fees, expenses or taxes)*	21.69%	15.72%	8.59%
Russell Mid-Cap Value Index (reflects no deduction for fees, expenses or taxes)*	13.34%	14.69%	9.09%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	21.83%	15.80%	8.41%
*	The All-Cap Fund adopted the Russell 1000 Index as its primary benchmark following the Reorganization because the Advisor believes it is more representative of the combined fund’s portfolio.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold All-Cap Fund shares through tax-deferred arrangements, such as an individual retirement account (IRA) or 401(k) plan. After-tax returns are shown for only one class of shares and after-tax returns will vary for other classes.

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Wellington Shields Small-Cap Fund

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Small-Cap Fund.

Shareholder Fees (fees paid directly from your investment)

Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Redemption Fee (as a percentage of the amount redeemed, if applicable).	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)

Institutional Shares
Management Fees	1.00%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.75%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses[1]	1.76%
Fee Waiver and/or Expense Reimbursement[2]	(0.25)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement[1,2]	1.51%

1	“Total Annual Fund Operating Expenses” will not correlate to the Fund’s ratio of expenses to average net assets in the Fund’s Financial Highlights, which reflects the operating expenses of the Small-Cap Fund and does not include “Acquired Fund Fees and Expenses.”
2	Capital Management Associates, Inc. (the “Advisor”) has entered into a contractual agreement with the Small-Cap Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Small-Cap Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.50%. Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The contractual agreement cannot be terminated prior to April 1, 2019 without the approval of the Board of Trustees of Capital Management Investment Trust (the “Trust”).

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Expense Example. This Example is intended to help you compare the cost of investing in the Small-Cap Fund with the cost of investing in other mutual funds. This expense example assumes that you invest $10,000 in the Small-Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The expense example also assumes that your investment has a 5% return each year and the Small-Cap Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 1, 2019. Although your actual costs may be higher or lower, based on the assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$ 154	$ 530	$ 931	$ 2,053

Performance. The bar chart and table shown below provide some indication of the risks of investing in the Small-Cap Fund by showing changes in the performance of the Small-Cap Fund’s Institutional Shares from year to year and by showing how the Small-Cap Fund’s average annual returns for 1, 5 and 10 years compare with those of a broad-based securities market index. The Small-Cap Fund’s past performance (before and after taxes) is not necessarily an indication of how the Small-Cap Fund will perform in the future.

Annual Total Returns

Quarterly Returns During This Time Period

Highest	33.58% (quarter ended June 30, 2009)
Lowest	(42.69)% (quarter ended December 31, 2008)
Year to Date	2.22% (quarter ended December 31, 2017)

Ms. O’Neal Johnson

U.S. Securities and Exchange Commission

March 23, 2018

Average Annual Total Returns (For the Period Ended December 31, 2017)	1 Year	5 Years	10 Years
Wellington Shields Small-Cap Fund – Institutional Shares
Before taxes	2.22%	6.68%	5.46%
After taxes on distributions	2.05%	5.77%	4.67%
After taxes on distributions and sale of shares	1.51%	5.30%	4.37%
S&P 600 Small-Cap Index (reflects no deduction for fees, expenses or taxes)	13.23%	16.00%	10.43%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Small-Cap Fund shares through tax-deferred arrangements, such as an individual retirement account (IRA) or 401(k) plan. After-tax returns are shown for only one class of shares and after-tax returns will vary for other classes.